

Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall.
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73



SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH. D.C.
202
SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6), 450 Fifth Street
Washington
D.C. 20549
USA



31 January 2005



05005698

82-2083

SUPPL

Dear Sirs

P&O REALISES £55m FROM PLYMOUTH DEVELOPMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Sylvia Freeman
Company Secretariat

enc

P&O

News Release


SEC MAIL
RECEIVED
PROCESSING
FEB 07 2005
WASH. D.C.
202
SECTION

31 January 2005

P&O REALISES £55M FROM PLYMOUTH DEVELOPMENT

P&O announces that it has realised £55 million from the sale of its Drake Circus shopping centre development. The development has been acquired by Morgan Stanley Real Estate Fund supported by debt finance.

Drake Circus is a 600,000 sq ft shopping centre development in the heart of Plymouth. It is currently under construction and is scheduled to open in autumn 2006. P&O Developments will continue to manage the development and receive a share of the returns above certain agreed levels.

The cash proceeds from the transaction have been received and will be used to reduce group net debt. P&O will record a gain on the transaction of approximately £5 million in its 2005 results.

P&O recently announced its target for net property sales in 2005 of £250 million. Today's announcement will contribute £55 million towards this. In addition, P&O announced a property sale in Germany on 24 January which will contribute approximately £66 million.

Further Information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490